Annual General Meeting of Shareholders of Cellect Biotechnology Ltd.

Date: November 1, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

Annual General Meeting of Shareholders:

	For	Against	Abstain
1. To re-elect the following director nominees to serve as directors until the next Annual General Meeting of the Company:			
1A. Dr. Shai Yarkoni	☐	☐	☐
1B. Abraham Nahmias	☐	☐	☐
1C. David Braun	☐	☐	☐
2. To approve a grant of options to purchase 97,736 ADSs representing 9,773,600 ordinary shares of the Company to Dr. Shai Yarkoni, the Company's Chief Executive Officer, as set forth in the Proxy Statement.	☐	☐	☐

	Yes	No
2A. Please mark **YES** if you are a controlling shareholder or have a personal interest in the approval of the Company's compensation policy, as such terms are defined in the accompanying Proxy Statement. Please mark **NO** if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.**	☐	☐

	For	Against	Abstain
3. To approve the grant of options to purchase 19,544 ADSs to Mr. Abraham Nahmias, the Company's Chairman of the Board of Directors, as set forth in the Proxy Statement.	☐	☐	☐
4. To approve the grant of options to purchase 9,772 ADSs to Mr. David Braun, a member of the Company's Board of Directors, as set forth in the Proxy Statement.	☐	☐	☐
5. To re-appoint Brightman, Almagor Zohar & Co., A Firm in the Deloitte Global Network, as the Company's independent registered public accounting firm until the next Annual Meeting of the Company and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2020.	☐	☐	☐
6. To elect Yali Sheffi as an external director for a three-year term commencing on the date of his election at the extraordinary meeting and to approve his compensation (fee and options grant).	☐	☐	☐
7. Subject to the approval of Yali Sheffi's election, to approve a grant of options to purchase 9,772 ADSs representing 977,200 ordinary shares of the Company to the elected external director, Jonathan Burgin.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here　　Please Date Above

Please Sign Here　　Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Cellect Biotechnology Ltd. to be Held on November 1, 2020 for Holders as of September 27, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on October 28, 2020

PROXY TABULATOR FOR

CELLECT BIOTECHNOLOGY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Cellect Biotechnology Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on October 28, 2020)

The undersigned registered owner of American Depositary Receipts ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Cellect Biotechnology Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **September 27, 2020** at the Annual General Meeting of Shareholders of the Company, to be held on **November 1, 2020** at **2:00 p.m. (Israel time)**, at the offices of the Company's attorney, Doron, Tikotzky, Kantor, Gutman & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, Israel, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL.

NOTE:

1. Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. Box 8016
CARY, NC 27512-9903